UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020
Commission File Number: 001-39127

Canaan Inc.

(Registrant’s name)

30/F, Dicara Silver Tower

29 Jiefang East Road

Jianggan District, Hangzhou, 310016

People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ❑ Yes           ☒ No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ❑ Yes           ☒ No

Exhibits Number	Description

99.1	Canaan Inc. Announces Up To US$10 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

Date: September 8, 2020	By:	/s/ Quanfu Hong
	Name:	Quanfu Hong
	Title:	Chief Financial Officer